Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Li Auto Inc., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Li Auto Inc.

理 想 汽 車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Nasdaq: LI; HKEX: 2015)

(1) PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS;

(2) PROPOSED GRANT OF GENERAL MANDATE

TO ISSUE SHARES AND/OR ADSs;

(3) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs;

(4) PROPOSED RE-APPOINTMENT OF INDEPENDENT AUDITORS;

AND

(5) NOTICE OF ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 5 to 10 of this circular.

A notice convening the AGM to be held at 9/F, Office Tower C1, Oriental Plaza, 1 East Chang An Avenue, Beijing, the PRC on May 31, 2024 at 10:00 a.m., Beijing time, is set out on pages 19 to 24 of this circular. A form of proxy for use at the AGM is also enclosed. Such form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.lixiang.com/).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Deutsche Bank Trust Company Americas. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or submit your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. For the avoidance of doubt, holders of treasury Shares (if any) have no voting rights at the Company’s general meeting(s). Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on May 29, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on May 21, 2024 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

April 24, 2024

CONTENTS

Pages

DEFINITIONS		1

LETTER FROM THE BOARD		5

1.	Introduction	5

2.	Proposed Re-election of the Retiring Directors	6

3.	Proposed Grant of General Mandate to Issue Shares and/or ADSs	7

4.	Proposed Grant of General Mandate to Repurchase Shares and/or ADSs	8

5.	Proposed Re-appointment of the Independent Auditors	8

6.	The AGM and Proxy Arrangement	9

7.	Recommendations	10

8.	Further Information	10

APPENDIX I	–	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM	11

APPENDIX II	–	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE	15

NOTICE OF THE ANNUAL GENERAL MEETING	19

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADS(s)”	American Depositary Shares, each representing two Class A Ordinary Shares

“ADS Record Date”	April 26, 2024 (New York time)

“AGM”

the annual general meeting of the Company to be convened on Friday, May 31, 2024 at 10:00 a.m., Beijing time, to consider and, if thought fit, approve, the proposed resolutions as set out in the notice of such meeting which is set out on pages 19 to 24 of this circular, or any adjournment thereof

“Articles” or “Articles of Association”	the sixth amended and restated articles of association of the Company adopted by a special resolution of the Shareholders and effective on May 31, 2023, as amended from time to time

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“CCASS”	Central Clearing and Settlement System, a securities settlement system used within the Hong Kong Exchanges and Clearing Limited market system

“China” or “PRC”

the People’s Republic of China, and, unless the context requires otherwise and solely for the purpose of this circular such as describing legal or tax matters, authorities, entities, or persons, excludes Hong Kong Special Administrative Region, Macao Special Administrative Region, and Taiwan region of the People’s Republic of China

“Class A Ordinary Shares”

Class A ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company’s general meeting (save for any treasury Shares, the holders of which have no voting rights at the Company’s general meeting)

DEFINITIONS

“Class B Ordinary Shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company’s general meeting, save for, under the Articles, resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

“Company”	Li Auto Inc. (理想汽車) (formerly known as “Leading Ideal Inc.” and “CHJ Technologies Inc.”), a company with limited liability incorporated in the Cayman Islands on April 28, 2017

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Consultation Conclusions”	the Conclusions on the Consultation Paper on Proposed Amendments to Listing Rules relating to Treasury Shares published by the Stock Exchange on April 12, 2024

“Controlling Shareholder(s)”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Li and the intermediary companies through which Mr. Li has an interest in the Company, namely, Amp Lee Ltd. And Cyric Point Enterprises Limited

“Depositary”	Deutsche Bank Trust Company Americas, the depositary of our ADSs

“Director(s)”	the director(s) of the Company from time to time

“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time

“HKSCC”	The Hong Kong Securities Clearing Company Limited

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Interim Measures”	has the meaning ascribed to it in the section headed “4. Impact of Repurchases and Interim Measures” in page 16 of this circular

DEFINITIONS

“Issuance and Resale Mandate”	has the meaning ascribed to it in the section headed “3. Proposed Grant of General Mandate to Issue Shares and/or ADSs” in page 7 of this circular

“Latest Practicable Date”	April 17, 2024, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing”	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange on August 12, 2021

“Listing Date”	August 12, 2021

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Mr. Li”	Mr. Xiang Li, an executive Director, the Chairman of the Board, the Chief Executive Officer and the Founder of the Company

“Proposed Amendments to the Listing Rules”	the amendments to the Listing Rules to take effect on June 11, 2024, as set forth in Appendix IV to the Consultation Conclusions

“Repurchase Mandate”	has the meaning ascribed to it in the section headed “4. Proposed Grant of General Mandate to Repurchase Shares and/or ADSs” in page 8 of this circular

“Reserved Matters”

those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles, being: (i) any amendment to the memorandum of association or articles of association of the Company, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended from time to time

“Share Record Date”	April 26, 2024 (Hong Kong time)

DEFINITIONS

“Shareholders”	holder(s) of the Share(s)

“Shares”	the Class A Ordinary Shares and/or the Class B Ordinary Shares in the share capital of the Company, as the context so requires

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Takeovers Code”	the Code on Takeovers and Mergers approved by the Securities and Futures Commission of Hong Kong as amended from time to time

“treasury Shares”	has the meaning ascribed to it in the Proposed Amendments to the Listing Rules which will come into effect on June 11, 2024

“US$”	U.S. dollars, the lawful currency of the United States

“weighted voting right(s)”	has the meaning ascribed to it under the Listing Rules

“WVR Beneficiary”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Li, being the beneficial owner of the Class B Ordinary Shares which carry weighted voting rights

“%”	per cent

LETTER FROM THE BOARD

Li Auto Inc.

理 想 汽 車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Nasdaq: LI; HKEX: 2015)

Executive Directors:	Registered Office:
Mr. Xiang Li (Chairman)	PO Box 309
Mr. Donghui Ma	Ugland House
Mr. Tie Li	Grand Cayman KY1-1104
Cayman Islands
Non-executive Directors:
Mr. Xing Wang	Head Office and Principal Place of Business in China:
Mr. Zheng Fan	11 Wenliang Street
Shunyi District
Independent Non-executive Directors:	Beijing 101399
Mr. Hongqiang Zhao	the PRC
Mr. Zhenyu Jiang
Prof. Xing Xiao
Principal Place of Business in Hong Kong:
5/F, Manulife Place
348 Kwun Tong Road
Kowloon
Hong Kong

April 24, 2024

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS;

(2) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES AND/OR ADSs;

(3) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs;

(4) PROPOSED RE-APPOINTMENT OF INDEPENDENT AUDITORS;

AND

(5) NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

On behalf of the Board, I would like to invite you to attend the AGM to be held at 9/F, Office Tower C1, Oriental Plaza, 1 East Chang An Avenue, Beijing, the PRC on May 31, 2024. The AGM will commence at 10:00 a.m. (Beijing time).

LETTER FROM THE BOARD

The purpose of this circular is to give you notice of the AGM, and to provide you with information regarding the following proposals to be put forward at the said meeting:

(a)	the proposed re-election of the retiring Directors;

(b)	the proposed grant of a general mandate to issue Shares and/or ADSs;

(c)	the proposed grant of a general mandate to repurchase Shares and/or ADSs; and

(d)	the proposed re-appointment of the independent auditors.

2.	PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS

Pursuant to the Articles of Association, Mr. Xing Wang and Mr. Zhenyu Jiang (“Mr. Jiang”) shall retire at the AGM and, being eligible, will offer themselves for re-election at the AGM.

The Nominating and Corporate Governance Committee of the Company has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Directors, the qualifications, skills and experience, time commitment and contribution of the retiring Directors with reference to the nomination principles and criteria set out in the Company’s Board Diversity Policy and Director Nomination Policy and the Company’s corporate strategy and the independence of the independent non-executive Director. Mr. Jiang, the retiring independent non-executive Director, has confirmed his independence with reference to the factors set out in Rule 3.13 of the Listing Rules. The Nominating and Corporate Governance Committee and the Board considered that the retiring independent non-executive Director is independent in accordance with the independence guidelines set out in the Listing Rules, and are satisfied with all the retiring Directors’ contribution to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nominating and Corporate Governance Committee and the Board therefore recommended the re-election of all the retiring Directors including the aforesaid independent non-executive Director who are due to retire at the AGM.

Pursuant to Rule 13.74 of the Listing Rules, a listed issuer shall disclose the details required under Rule 13.51(2) of the Listing Rules of any director(s) proposed to be re-elected or proposed new director in the notice or accompanying circular to its shareholders of the relevant general meeting, if such re-election or appointment is subject to shareholders’ approval at that relevant general meeting. Details of the retiring Directors are set out in Appendix I to this circular. Subject to the requirements under the Listing Rules and the Articles of Association, a Shareholder may nominate a person to stand for election as a Director.

LETTER FROM THE BOARD

3.	PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES AND/OR ADSs

The Consultation Conclusions has proposed amendments to the Listing Rules which sought to govern the resale of treasury shares by an issuer in the same manner as the Listing Rules that currently apply to an issue of new shares.

Upon the Proposed Amendments to the Listing Rules as to treasury shares coming into effect on June 11, 2024, in order to give the Company the flexibility to issue Class A Ordinary Shares and/or Class A Ordinary Shares underlying ADSs (including any sale or transfer of treasury Shares) if and when appropriate, without needing to convene a general meeting for each and every such issuance, sale and/or transfer of treasury shares, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to allot, issue or deal with Class A Ordinary Shares and/or Class A Ordinary Shares underlying ADSs (including any sale or transfer of treasury Shares) not exceeding 20% of the total number of issued Shares (excluding any treasury Shares) as at the date of passing of such resolution (the “Issuance and Resale Mandate”).

For the avoidance of doubt, subject to Shareholders considering and approving, among others, the Issuance and Resale Mandate at the AGM, the Company will only become able to utilize the Issuance and Resale mandate to resell and/or transfer any Shares out of treasury and held as treasury shares after the Proposed Amendments to the Listing Rules as to treasury shares come into effect on June 11, 2024.

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,766,208,188 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares. The Company does not hold any treasury shares as at the Latest Practicable Date. Subject to the passing of the ordinary resolution 5 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue (or transfer out of treasury) a maximum of 424,404,053 Class A Ordinary Shares. The Directors wish to state that they have no immediate plans to issue any new Shares and/or Class A Ordinary Shares underlying ADSs (including any sale or transfer of treasury Shares) pursuant to the Issuance and Resale Mandate.

In addition, subject to a separate approval of the ordinary resolution 7, the number of Shares and/or Shares underlying the ADSs purchased by the Company under ordinary resolution 6 will also be added to extend the Issuance and Resale Mandate as mentioned in ordinary resolution 5 provided that such additional amount shall represent up to 10% of the number of issued Shares (excluding any treasury Shares) as at the date of passing the resolutions in relation to the Issuance and Resale Mandate and the Repurchase Mandate (as defined below).

The Issuance and Resale Mandate (including the extended Issuance and Resale Mandate), if granted, will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Issuance and Resale Mandate (including the extended Issuance and Resale Mandate), is revoked or varied by an ordinary resolution of the Shareholders.

LETTER FROM THE BOARD

4.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs

In order to give the Company the flexibility to repurchase Shares (including Class A Ordinary Shares underlying ADSs) and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every such repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase Shares (including Class A Ordinary Shares underlying ADSs) and/or ADSs representing up to 10% of the total number of issued Shares (excluding any treasury Shares) as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,766,208,188 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 6 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 212,202,026 Class A Ordinary Shares. The Directors wish to state that they have no immediate plans to repurchase any Share pursuant to the Repurchase Mandate.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix II to this circular. This explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

The Repurchase Mandate, if granted, will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by any applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders.

5.	PROPOSED RE-APPOINTMENT OF THE INDEPENDENT AUDITORS

The Board proposes to re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the independent auditors of the Company for the year ending December 31, 2024 and to hold the office until the conclusion of the next annual general meeting of the Company. A resolution will also be proposed to authorize the Board to fix their remuneration for the ensuing year. PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP have indicated their willingness to be re-appointed as the independent auditors of the Company for the said period.

LETTER FROM THE BOARD

6.	THE AGM AND PROXY ARRANGEMENT

The Board considers that the above-mentioned resolutions regarding the proposed re-election of the retiring Directors, the proposed Issuance and Resale Mandate and the Repurchase Mandate, and the proposed re-appointment of the independent auditors are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM.

The AGM will be held at 9/F, Office Tower C1, Oriental Plaza, 1 East Chang An Avenue, Beijing, the PRC on May 31, 2024. The AGM will commence at 10:00 a.m. (Beijing time).

The Notice of the Annual General Meeting is set out on pages 19 to 24 of this circular. The notice serves as the notice of general meetings required under Rule 13.71 of the Listing Rules. The notice is also available for viewing on the Company’s website at https://ir.lixiang.com/.

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Deutsche Bank Trust Company Americas. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or submit your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on May 29, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on May 21, 2024 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

Pursuant to Rule 13.39(4) of the Listing Rules, any vote by shareholders at a general meeting must be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted only by a show of hands. Therefore, the resolutions to be proposed at the AGM will be voted by way of poll. An announcement on the poll results will be published after the AGM in the manner prescribed under Rule 13.39(5) of the Listing Rules.

The Company is controlled through weighted voting rights. Holders of Class A Ordinary Shares present in person (in the case of a member being a corporation, by its duly authorized representative) or by proxy shall have one vote per Share. Holders of Class B Ordinary Shares present in person (in the case of a member being a corporation, by its duly authorized representative) or by proxy shall have ten votes per Share (i.e. resolutions 1, 2 and 4 to 7 in the notice of the AGM), save for resolutions with respect to any Reserved Matters, in which case they shall have one vote per Share (i.e. resolutions 3 and 8, regarding the re-election of independent non-executive Director and the re-appointment of the independent auditors in the notice of the AGM). Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class.

LETTER FROM THE BOARD

For the avoidance of doubt, holders of treasury Shares (if any) have no voting rights at the Company’s general meeting.

7.	RECOMMENDATIONS

The Board considers that the above-mentioned resolutions regarding the proposed re-election of the retiring Directors, the proposed Issuance and Resale Mandate and the Repurchase Mandate, and the re-appointment of the independent auditors are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM.

8.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular. The English text of this circular shall prevail over the Chinese text.

By order of the Board
Li Auto Inc.
Xiang Li
Chairman

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS
PROPOSED TO BE RE-ELECTED AT THE AGM

Pursuant to the Listing Rules, the details of the Directors, who will retire and being eligible, offer themselves for re-election at the AGM, are provided below.

(1)   WANG XING

Position and experience

Mr. Xing Wang (王興) (“Mr. Wang”), aged 45, has served as our non-executive Director since July 2019. Mr. Wang is a co-founder, an executive director, the chief executive officer and chairman of the board of Meituan (HKEX stock code: 3690), a leading e-commerce platform for goods and services in China which was listed on the Main Board of the Stock Exchange in September 2018. Mr. Wang is responsible for the overall strategic planning, business direction and management of Meituan. He also holds directorship in various subsidiaries of Meituan. Prior to founding meituan.com in 2010, he co-founded xiaonei.com, China’s first college social network website, in 2005. xiaonei.com was later renamed as Renren Inc. (NYSE: RENN). Mr. Wang also co-founded fanfou.com, a social media company specializing in microblogging, in May 2007 and was responsible for the management and operation of this company from May 2007 to July 2009. Mr. Wang received his bachelor’s degree in electronic engineering from Tsinghua University in July 2001 and his master’s degree in electrical engineering from University of Delaware in January 2005.

Save as disclosed above, Mr. Wang has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the appointment letter issued by the Company to Mr. Wang, his initial term of office is three years commencing from the date of his appointment or until the third annual general meeting of the Company since the Listing Date, whichever is sooner, and will be automatically renewed for successive periods of three (3) years until terminated in accordance with the terms of the appointment letter. He is also subject to retirement and re-election at annual general meeting of the Company in accordance with the Articles of Association.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Wang did not have any relationships with other Directors, senior management, substantial Shareholders (as defined under the Listing Rules) or controlling Shareholders (as defined under the Listing Rules) of the Company.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS
PROPOSED TO BE RE-ELECTED AT THE AGM

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Wang was interested or deemed to be interested in the following Shares or underlying Shares of the Company pursuant to Part XV of the SFO are set out below:

(i)	He was interested in the 122,038,976 Class A Ordinary Shares held by Zijin Global Inc., a company incorporated in British Virgin Islands and wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. Wang (as the settlor) for the benefit of Mr. Wang and his family, with the trustee being TMF (Cayman) Ltd. As such, Mr. Wang was deemed to be interested in the Class A Ordinary Shares held by Zijin Global Inc; and

(ii)	He was interested in the 258,171,601 Class A Ordinary Shares held by Inspired Elite Investments Limited, a company incorporated in British Virgin Islands and a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Stock Exchange (stock code: 3690). Mr. Wang is a director and the controlling shareholder of Meituan. As such, Mr. Wang was deemed to be interested in the Class A Ordinary Shares held by Inspired Elite Investments Limited.

Save as disclosed above, Mr. Wang was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s emoluments

Mr. Wang will not receive any remuneration in his capacity as a non-executive Director.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Wang to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Wang that need to be brought to the attention of the Shareholders.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS
PROPOSED TO BE RE-ELECTED AT THE AGM

(2)  JIANG ZHENYU

Position and experience

Mr. Zhenyu Jiang (姜震宇) (“Mr. Jiang”), aged 50, was appointed as an independent non-executive Director with effect from the Listing Date. Mr. Jiang has more than 14 years of experience in financial management and legal practices. Mr. Jiang has served as the chief financial officer and a joint company secretary of Dida Inc. since May 2020 and September 2020, respectively. At Dida Inc., Mr. Jiang is primarily responsible for finance, investments and capital market activities and corporate governance related matters. Prior to joining Dida Inc., Mr. Jiang served as the chief financial officer of Cheetah Mobile Inc., a company listed on the New York Stock Exchange (NYSE: CMCM), from April 2017 to January 2020, also responsible for risk management and internal control. Prior to that, Mr. Jiang founded and operated a startup tech company. From February 2014 to October 2015, Mr. Jiang served as the chief financial officer at 9F Inc., a company listed on Nasdaq (Nasdaq: JFU). From September 2008 to March 2014, he worked as an associate at Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Jiang also served as an engineer at BorgWarner, Inc., a company listed on the New York Stock Exchange (NYSE: BWA) from January 2000 to July 2006. Mr. Jiang accumulated corporate governance knowledge and experience through his aforementioned senior management positions at Dida Inc., Cheetah Mobile Inc. and 9F Inc. Mr. Jiang graduated from Tsinghua University with a bachelor’s degree and a master’s degree in automotive engineering in July 1995 and June 1998, respectively. He further obtained a master’s degree from Pennsylvania State University in December 1999 and a juris doctor degree from Cornell Law School in May 2008. Mr. Jiang qualified as a registered attorney at law in the State of New York in January 2009 and was also recognized as a chartered financial analyst by CFA Institute in the USA in April 2013.

Save as disclosed above, Mr. Jiang has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the appointment letter issued by the Company to Mr. Jiang, his initial term of office is three years commencing from the Listing Date or until the third annual general meeting of the Company since the Listing Date, whichever is sooner, and will be automatically renewed for successive periods of three (3) years until terminated in accordance with the terms of the appointment letter. He is also subject to retirement and re-election at annual general meeting of the Company in accordance with the Articles of Association.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS
PROPOSED TO BE RE-ELECTED AT THE AGM

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Jiang did not have any relationships with other Directors, senior management, substantial Shareholders (as defined under the Listing Rules) or controlling Shareholders (as defined under the Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Jiang was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s emoluments

Mr. Jiang is entitled to receive a cash compensation of US$50,000 per annum, in his capacity as independent non-executive Director.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Jiang to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Jiang that need to be brought to the attention of the Shareholders.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.     REASONS FOR REPURCHASE OF SHARES AND/OR ADSs

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares (including Class A Ordinary Shares underlying ADSs) and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares (including Class A Ordinary Shares underlying ADSs) and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors have no present intention to cause the Company to repurchase any Share (including Class A Ordinary Shares underlying ADSs) and/or ADSs and they would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders.

2.     SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,122,020,268 Shares, out of which 1,766,208,188 were Class A Ordinary Shares and 355,812,080 were Class B Ordinary Shares. Subject to the passing of the ordinary resolution set out in item 6 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company remains unchanged as at the date of the AGM, i.e. being 2,122,020,268 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 212,202,026 Shares, representing 10% of the total number of issued Shares (excluding any treasury shares) as at the date of the AGM.

3.     FUNDING OF REPURCHASES

Repurchases of Shares (including Class A Ordinary Shares underlying ADSs) and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the articles of association of the Company in effect from time to time, the Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

4.     IMPACT OF REPURCHASES AND INTERIM MEASURES

Based on the current level of trading price of the Company’s Shares and ADSs, the Directors believe there may not be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited consolidated financial statements of the Company for the year ended December 31, 2023) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

Following a repurchase of Class A Ordinary Shares or Class A Ordinary Shares underlying ADSs, the Company may cancel any repurchased Shares and/or hold them as treasury shares subject to, among others, market conditions and its capital management needs at the relevant time of the repurchases, which may change due to evolving circumstances. Shareholders and potential investors of the Company should pay attention to any announcement to be published by the Company in the future, including but without limitation, any next day disclosure return (which shall identify, amongst others, the number of repurchased shares that are to be held in treasury or cancelled upon settlement of such repurchase, and where applicable, disclose the reasons for any deviation from the intention statement previous disclosed) and any relevant monthly return.

For any treasury Shares deposited with CCASS pending resale on the Stock Exchange, the Company shall, upon approval by the Board, implement the below interim measures (collectively, the “Interim Measures”) which include (without limitation):

(i)	procuring its broker not to give an instructions to HKSCC to vote at general meetings for the treasury Shares deposited with CCASS;

(ii)	in the case of dividends or distributions (if any and where applicable), the Company shall withdraw the treasury Shares from CCASS, and either re-register them in its own name as treasury Shares or cancel them, in each case before the relevant record date for the dividend or distributions; or

(iii)	take any other measures to ensure that the Company will not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in its own name as treasury Shares.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

5.     TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, the WVR Beneficiary was Mr. Li. Mr. Li beneficially owns 108,557,400 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares, representing approximately 68.58 % of the voting rights in the Company with respect to shareholder resolutions relating to matters other than Reserved Matters (without taking into account the voting rights attached to the 25,196,510 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Company’s share incentive plans). Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiary must reduce his weighted voting rights in the Company proportionately through conversion of a proportion of their shareholding into Class A Ordinary Shares, if the reduction in the number of Shares in issue (after deducting any treasury Shares) would otherwise result in an increase in the proportion of Class B Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of Mr. Li to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

In addition, the Directors do not propose to repurchase Shares which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

6.     GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined under the Listing Rules) have any present intention to sell any Share to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined under the Listing Rules) of the Company that they have a present intention to sell any Share to the Company, or that they have undertaken not to sell any Share held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The Directors will exercise the power of the Company to make repurchases of Shares pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands. In addition, the Company has confirmed that neither the Explanatory Statement nor the proposed share repurchase has any unusual features.

7.     MARKET PRICES OF SHARES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous 12 months preceding up to and including the Latest Practicable Date were as follows:

	Price per Share
	Highest	Lowest
Month	HK$	HK$
2023
April	104.90	86.80
May	118.60	88.50
June	141.00	110.20
July	175.00	135.20
August	185.50	146.30
September	167.90	132.10
October	140.50	124.20
November	166.90	131.10
December	147.70	127.60
2024
January	146.80	102.40
February	182.90	107.10
March	181.60	116.60
April (up to and including the Latest Practicable Date)	127.00	109.50

8.     REPURCHASES OF SHARES MADE BY THE COMPANY

During the six months prior to the Latest Practicable Date, the Company has not repurchased any Class A Ordinary Shares or ADSs (whether on the Stock Exchange or otherwise).

NOTICE OF THE ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Li Auto Inc.

理 想 汽 車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Nasdaq: LI; HKEX: 2015)

NOTICE OF ANNUAL GENERAL MEETING

to be held on Friday, May 31, 2024

(or any adjourned or postponed meeting(s) thereof)

NOTICE IS HEREBY GIVEN that an ANNUAL GENERAL MEETING (the “AGM”) of Li Auto Inc. (the “Company”) will be held at 10:00 a.m., Beijing time, on May 31, 2024 at 9/F, Office Tower C1, Oriental Plaza, 1 East Chang An Avenue, Beijing, the PRC for the purposes of considering and, if thought fit, passing with or without amendments, the following resolutions of the Company (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated April 24, 2024):

ORDINARY RESOLUTIONS

1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2023 and the reports of the Directors and independent auditor thereon.

2.	To re-elect Mr. Xing Wang as a non-executive Director.

3.	To re-elect Mr. Zhenyu Jiang as an independent non-executive Director.

4.	To authorize the Board to fix the remuneration of the Directors of the Company.

NOTICE OF THE ANNUAL GENERAL MEETING

5.	To consider and, if thought fit, pass with or without modification the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with Class A Ordinary Shares (including any sale and transfer of Class A Ordinary Shares out of treasury that are held as treasury Shares) (which shall have the meaning ascribed to it under the Rules Governing the Listing of Securities on The Stock Exchange of the Hong Kong Limited coming into effect on June 11, 2024) or securities convertible into Class A Ordinary Shares, or options, warrants or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued, and treasury Shares sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2019 Plan and the 2020 Plan of the Company;

NOTICE OF THE ANNUAL GENERAL MEETING

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares (including the sale and/or transfer of any Class A Ordinary Shares out of treasury and are held as treasury Shares) in lieu of the whole or part of a dividend on Shares of the Company in accordance with the articles of association of the Company; and

(v)	a specific authority granted by the Shareholders of the Company in general meeting,

shall not exceed 20% of the total number of issued Shares (excluding any treasury shares) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly.”

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association of the Company or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to holders of Shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).

NOTICE OF THE ANNUAL GENERAL MEETING

6.	To consider and, if thought fit, pass with or without modification the following resolution as an ordinary resolution:

“THAT:

(a)	a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares (including Class A Ordinary Shares underlying ADSs) and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, provided that the total number of Shares of the Company which may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares (excluding any treasury Shares) of the Company as at the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly”; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

7.	“THAT conditional upon the passing of resolutions set out in items 5 and 6 of this notice, the general mandate referred to in the resolution set out in item 5 of this notice be and is hereby extended by the addition to the aggregate number of (i) Shares and/or ADSs that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued and (ii) any Class A Ordinary Shares out of the treasury that are held as treasury shares that may be sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred by the Directors pursuant to such general mandate of the number of shares repurchased by the Company pursuant to the mandate referred to in the resolution set out in item 6 of this notice, provided that such amount shall not exceed 10% of the total number of issued Shares (excluding any treasury shares) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution).”

NOTICE OF THE ANNUAL GENERAL MEETING

8.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the independent auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2024.

SHARE RECORD DATE AND ADS RECORD DATE

The board of directors of the Company has fixed the close of business on April 26, 2024, Hong Kong time, as the record date (the “Share Record Date”) of Class A Ordinary Shares and Class B Ordinary Shares. Holders of record of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on April 26, 2024, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

For the avoidance of doubt, holders of treasury shares of the Company (if any) have no voting rights at the general meeting(s) of the Company.

ATTENDING THE AGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at http://ir.lixiang.com.

NOTICE OF THE ANNUAL GENERAL MEETING

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or submit your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on May 29, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on May 21, 2024 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

By Order of the Board of Directors,
Li Auto Inc.

/s/ Xiang Li
Xiang Li
Chairman of the Board

Head Office:	Registered Office:
Li Auto R&D Headquarters	PO Box 309, Ugland House
11 Wenliang Street	Grand Cayman KY1-1104
Shunyi District, Beijing, 101399	Cayman Islands
People’s Republic of China

April 24, 2024

As of the date of this notice, the board of directors of the Company comprises Mr. Xiang Li, Mr. Donghui Ma, and Mr. Tie Li as executive directors, Mr. Xing Wang and Mr. Zheng Fan as non-executive directors, and Mr. Hongqiang Zhao, Mr. Zhenyu Jiang, and Prof. Xing Xiao as independent non-executive directors.